UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 15
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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-22507

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The First Bancshares, Inc.
(Exact name of registrant as specified in its charter)
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  6480 U.S. Highway 98 West,
 Hattiesburg, Mississippi 39402
(601) 268-8998

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
4.25% Fixed-to-Floating Rate Subordinated Notes Due 2030
(Title of class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: One (1)*

* On April 1, 2025, pursuant to the Agreement and Plan of Merger, dated as of July 29, 2024, by and between Renasant Corporation (“Renasant”) and The First Bancshares, Inc. (“The First”), The First merged with and into Renasant (the “Merger”), with Renasant as the surviving corporation. In connection with the Merger, Renasant assumed, pursuant to that certain First Supplemental Indenture, dated April 1, 2025 by and among U.S. Bank, National Association, Renasant Corporation, and The First Bancshares, Inc., the debt securities covered by this Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934, Renasant Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RENASANT CORPORATION
Date: April 17, 2025	By:	/s/ C. Mitchell Waycaster
	Name:	C. Mitchell Waycaster
	Title:	Chief Executive Officer and Executive Vice President